27422 Portola Parkway, Suite 200 Foothill Ranch, CA 92610-2830

April 12, 2016

Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 22, 2016
Fourth Quarter of 2015 Earnings Release issued February 16, 2016
File No.0- 52105

Dear Mr. O’Brien:
On behalf of Kaiser Aluminum Corporation (the “Company”), I am writing to respond to your letter dated April 7, 2016, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing and earnings release.
For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.
Form 10-K for the Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.
We note the line item, hedged cost of alloyed metal, to arrive at value added revenue on page 31. Please expand your disclosures to clarify what you mean by “hedged” in the title. In this regard, we note from your disclosures on page 24 that all of your raw material costs are not necessarily hedged. To the extent that the adjustment to net sales is the raw material costs plus the changes in fair value of hedging instruments included within cost of products sold, please revise your line item title and footnote disclosure to clarify.

Response: The Company’s definition of “Hedged Cost of Alloyed Metal” is the Midwest transaction price of aluminum plus the cost of alloying elements plus the “realized” gains and/or losses on the hedges related to the metal sold in the specific period.

“Unrealized” gains and/or losses due to mark-to-market adjustments on unsettled hedges will continue to be recorded as a separate line item within cost of products sold.

In future filings, starting with the Form 10Q for the quarter ending March 31, 2016, the Company will adjust its Management’s Discussion and Analysis to clearly define “Hedged Cost of Alloyed Metal” as follows;

“A fundamental part of our business model is to mitigate the impact of aluminum price volatility. We purchase primary and scrap aluminum, our main raw material, at prices that fluctuate on a monthly basis, and we use pricing policies that generally allow us to pass metal cost fluctuations through to our customers. For some of our higher value added products sold on a spot basis, however, the pass through of metal price movements can sometimes lag by as much as several months, with a favorable impact to us when metal prices decline and an adverse impact to us when metal prices increase. Additionally, we often enter into firm-price customer sales agreements that specify the underlying metal price plus a conversion price. Spot sales with lagged metal price pass through and firm-price sales agreements create metal price exposure for us which we mitigate through a hedging program. Our pricing policies and hedging program are designed to largely mitigate the impact on our profitability as a result of fluctuations in underlying metal price. As such, we provide information regarding value added revenue, which represents Net sales less the “Hedged Cost of Alloyed Metal”. “Hedged Cost of Alloyed Metal” is our Midwest transaction price of aluminum plus the cost of alloying elements plus any realized gains and/or losses on settled hedges related to the metal sold in the referenced period. Value added revenue (including average realized value added revenue and value added revenue of the product categories of our Fabricated Products segment) is worthy of being highlighted for the benefit of readers of our financial statements. Our intent is to allow users of the financial statements to consider our net sales information both with and without the metal cost component thereof.”

The Company will also add a footnote to any table used in future earnings releases and presentations where “Hedged Cost of Alloyed Metal” is used to define the line as noted above.

Fourth Quarter Earnings Release for year 2015

Reconciliation of Non-GAAP Measures

2.
We note EBITDA and Adjusted EBITDA from the fourth quarter of fiscal 2015 earnings release is not reconciled to net (loss) income. Please revise your disclosures to comply with Question 103.02 of the Non-GAAP C&DI available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The Company will make the required adjustments to its “Reconciliation of Non-GAAP Measures” tables in all future earnings releases to reconcile EBITDA and Adjusted EBITDA to net income as presented in our statement of consolidated income(loss) under GAAP to comply with Question 103.02 of the Non-GAAP C&DI.

* * * * * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (949) 614-1770 or by email at dan.rinkenberger@kaiseraluminum.com.
Very truly yours,

/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:	John M. Donnan, Kaiser Aluminum Corporation
Cherrie I. Tsai, Kaiser Aluminum Corporation
Troy B. Lewis, Jones Day